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                                                                 EXHIBIT 2(b)


                        NOVACARE EMPLOYEE SERVICES, INC.
                             1016 West Ninth Avenue
                       King of Prussia, Pennsylvania 19406


                               As of April 8, 1997


Mr. William E. Mayville
722 Aledo Avenue
Coral Gables, Florida  33134

Mr. Bernard Clinton Byrd, Jr.
1351 North Lake Sybelia Drive
Maitland, Florida  32751


Dear Bill and Barry:

                  This is to confirm that we have agreed to amend certain terms and provisions of the Agreement of Purchase and Sale dated as of September 16, 1996 among NovaCare Employee Services, Inc., a Delaware corporation (f/k/a NovaResource, Inc., the "Purchaser"), Resource One, Inc., a Florida corporation ("Resource One"), Human Resource One, Inc., a Florida corporation ("HR One"), Rx One, Inc., a Florida corporation ("Rx One"), and Professional Insurance Planners of Florida, Inc., a Florida corporation ("PIP"; PIP, Rx One, HR One, and Resource One are collectively referred to as the "Company"), and William E. Mayville and Bernard Clinton Byrd, Jr. (collectively, the "Shareholders") (such agreement, as heretofore amended, the "Purchase Agreement").

                  1. Amendments. (a) Section I(B)(i) of the Purchase Agreement is hereby amended by deleting such Section in its entirety and substituting the following therefor:

(i)                  The purchase price (the          "Purchase Price") for the
         Shares is (a) $2,000,000, in cash, payable at the Closing, (b) $2,000,000, in cash, payable in accordance with subsection (iv) below (the "Additional Cash"), (c) 187,500 shares (the
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         "NovaResource Shares") of the common stock, $.01 par value (the
         "NovaResource Common Stock"), of the Purchaser, payable at the Closing, and (d) the payments provided for in Section I(C) hereof (such payments, the "Earn-Out Payments")."

                  (b) Section I(C) of the Purchase Agreement is hereby amended by deleting such Section in its entirety and substituting the following therefor:

                  "C. Earn-Out Payments. On each of March 31, 1997, June 30,
         1998 and March 31, 1999 (each, a "Payment Date"), the Purchaser shall deliver to the Shareholders, in additional payment for the Shares, the Earn-Out Payments. The amount of the Earn-Out Payments payable to the Shareholders on the (x) March 31, 1997 Payment Date shall be $660,000 in cash and 41,250 shares of NovaResource Common Stock, (y) June 30, 1998 Payment Date shall be $600,000 in cash and 52,500 shares of NovaResource Common Stock and (z) March 31, 1999 Payment Date shall be 52,500 shares of NovaResource Common Stock. The Earn-Out Payments shall be paid to the Shareholders regardless of, and shall not increase or decrease as a result of, the actual "worksite employee numbers" of the Company. Each of the Earn-Out Payments shall be made by delivery to each of the Shareholders of (i) a certified or official bank check payable to the order of such Shareholder and (ii) a certificate representing shares of NovaResource Common Stock, registered in the name of such Shareholder, in each case, in such amounts of cash and such numbers of shares as are determined in accordance with Exhibit 1 to that certain letter agreement dated April 8, 1997 by and among the Purchaser, the Shareholders and the Company. Number of shares of NovaResource Common Stock set forth in this Section I(C) shall be appropriately adjusted for any stock split, stock dividend or other similar event affecting the NovaResource Common Stock; provided, however, that the Purchaser and each of the Shareholders hereby agree that (x) the shares of NovaResource Common Stock to be received as part of any Earn-Out Payment shall not be adjusted for the 4 for 1 stock split of the NovaResource Common Stock effected on January 2, 1997 and
         (y) the $16 and $8 per share prices set forth in Sections I(B)(ii), I(B)(iii) and I(F) of the Purchase Agreement and Section 5(iii) of the Stockholders Agreement are not to be effected by the stock split
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                                                                               3

         effective January 2, 1997. Fractional shares shall be rounded to the nearest whole share."

                  (c) Sections I(D) and I(E) of the Purchase Agreement are hereby deleted in their entirety.

                  (d) Schedules II and III to the Purchase Agreement are hereby deleted in their entirety.

                  2. Payments. In consideration of entering into this Amendment and for other good and valuable consideration, the Purchaser shall (i) pay to each of the Shareholders $20,000, payable by delivery to each of the Shareholders within ten (10) days after the execution of this Agreement of a certified or official bank check payable to the order of such Shareholder in such amount and (ii) issue to each of the Shareholders, as additional payment for the Shares, a promissory note in the principal amount of $393,500, in the form attached hereto as Exhibit 2.

                  3. Repurchase of Shares. The parties acknowledge and confirm that as of January 10, 1997 the Purchaser repurchased 281,250 shares of NovaResource Common Stock from each of the Shareholders at a purchase price of $1.92 per share of NovaResource Common Stock, together with interest from January 10, 1997 through the date actually paid at the rate of 6% per annum. The Purchaser shall pay for such shares by delivery to each of the Shareholders within ten (10) days after the execution of this Agreement of a certified or official bank check payable to the order of such Shareholder in the amount of the purchase price for such shares (including such interest).

                  4.       Miscellaneous.

                           Except as modified hereby, the Purchase Agreement
will remain in full force and effect. All capitalized terms used in this letter and not otherwise defined will have the same meaning given to such terms in the Purchase Agreement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                                      * * *
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                                                                               4


         Please evidence your agreement to the foregoing by signing this letter where indicated below.

                                    Very truly yours,

                                    NOVACARE EMPLOYEE SERVICES, INC.

                                    By:____________________________

Accepted and Agreed:

RESOURCE ONE, INC.


By:______________________________
   Name:
   Title:

HUMAN RESOURCE ONE, INC.


By:______________________________
   Name:
   Title:

PROFESSIONAL INSURANCE PLANNERS OF
 FLORIDA, INC.


By:______________________________
   Name:
   Title:

RX ONE, INC.


By:______________________________
   Name:
   Title:


_________________________________
         William E. Mayville


_________________________________
   Bernard Clinton Byrd, Jr.
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                                                                       EXHIBIT 1

                                EARN-OUT PAYMENTS

Shareholder                     March 31, 1997                June 30, 1998               March 31, 1999
                                  Payment Date                  Payment Date               Payment Date
                                Cash             Shares       Cash             Shares         Shares
William E. Mayville             $300,000         18,750       $160,000         21,875         21,875
Bernard Clinton Byrd, Jr        $360,000         22,500       $440,000         30,625         30,625
TOTAL                           $660,000         41,250       $600,000         52,500         52,500